December 13, 2018

VIA EDGAR

Donna Di Silvio, Staff Accountant

Scott Stringer, Staff Accountant

Office of Consumer Products

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Secoo Holding Limited (the “Company”)

Form 20-F for the Fiscal Year Ended December 31, 2017 (the “2017 Form 20-F”) Filed on April 26, 2018

Form 6-K Submitted March 23, 2018 (the “Form 6-K”)

File No. 001-38201

Dear Mr. Stringer and Ms. Di Silvio:

This letter sets forth the Company’s response to the comment contained in the letter dated December 4, 2018 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s 2017 Form 20-F and Forms 6-K. The Staff’s comment is repeated below and is followed by the Company’s response thereto. All capitalized terms used but not defined in this letter shall have the meanings ascribed to such terms in the 2017 Form 20-F or Forms 6-K.

Form 6-K submitted March 23, 2018

Reconciliations of GAAP and Non-GAAP Results, page Exh.99.1

1.                                      We note you have calculated adjusted net income (loss) per weighted average shares based on net income/(loss) which adjusts for the losses attributable to non-controlling interest, accretion to preferred shares and the related impact on the number of shares outstanding. Further, the calculation is anti-dilutive. Your presentation appears to substitute individually tailored measurement methods for those of GAAP. See ASC 260-10-45. Please also refer to the Division’s Compliance & Disclosure Interpretations, Non-GAAP Financial Measures updated April 4, 2018, Question 100.04. Please revise your presentation to comply with Item 100(a) of Regulation G. This comment also applies to Forms 6-K submitted on June 20, 2018 and September 6, 2018.

The Company respectfully advises the Staff that the Company utilize net income/loss for Non-GAAP net income/(loss) per weighted average shares considering: (i) loss attributable to non-controlling interest and accretion to redeemable non-controlling interest is immaterial for all the periods presented; (ii) all the Company’s preferred shares were automatically converted into ordinary shares upon the completion of Company’s initial public offering on September 22, 2017 and there was no preferred shares nor accretion to preferred shares since September 22, 2017; and (iii) the Company is in the view that the Non-GAAP net income/(loss) per weighted average shares, without adjustment of the losses attributable to non-controlling interest and accretion to preferred shares, would better reflect the actual business results and changes when comparing the current and prior periods.

The Company further advises the Staff that the differences of Non-GAAP net income (loss) and Non-GAAP net income (loss) attributed to ordinary shareholders per weighted average shares for the quarters ended December 31, 2017, March 31, 2018, June 30, 2018 and September 30, 2018, are as below:

	For the three months ended
	December 31, 2017	December 31, 2017
	(In RMB ‘000)	(In RMB ‘000)

Net income	46,961
Net income attributable to ordinary shareholders of Secoo Holding Limited		46,978
Add: Share-based compensation expenses	40,528	40,528
Adjust net income	87,489	87,506

Adjusted net income per weighted average shares:
Basic	3.42	3.42
Diluted	3.28	3.28

Adjusted net income per American Depositary Share:
Basic	1.71	1.71
Diluted	1.64	1.64

Weighted average number of shares outstanding used in computing the adjusted net income per share
Basic	25,565,681	25,565,681
Diluted	26,696,230	26,696,230

	For the three months ended
	March 31, 2018	March 31, 2018
	(In RMB ‘000)	(In RMB ‘000)

Net income	25,909
Net income attributable to ordinary shareholders of Secoo Holding Limited		25,670
Add: Share-based compensation expenses	8,553	8,553
Adjust net income	34,462	34,223

Adjusted net income per weighted average shares:
Basic	1.36	1.35
Diluted	1.31	1.30

Adjusted net income per American Depositary Share:
Basic	0.68	0.68
Diluted	0.65	0.65

Weighted average number of shares outstanding used in computing the adjusted net income per share
Basic	25,280,058	25,280,058
Diluted	26,372,402	26,372,402

	For the three months ended
	June 30, 2018	June 30, 2018
	(In RMB ‘000)	(In RMB ‘000)

Net income	36,372
Net income attributable to ordinary shareholders of Secoo Holding Limited		35,810
Add: Share-based compensation expenses	4,676	4,676
Adjust net income	41,048	40,486

Adjusted net income per weighted average shares:
Basic	1.62	1.60
Diluted	1.56	1.53

Adjusted net income per American Depositary Share:
Basic	0.81	0.80
Diluted	0.78	0.77

Weighted average number of shares outstanding used in computing the adjusted net income per share
Basic	25,280,058	25,280,058
Diluted	26,387,317	26,387,317

	For the three months ended
	September 30, 2018	September 30, 2018
	(In RMB ‘000)	(In RMB ‘000)

Net income	44,944
Net income attributable to ordinary shareholders of Secoo Holding Limited		43,879
Add: Share-based compensation expenses	4,010	4,010
Adjust net income	48,954	47,889

Adjusted net income per weighted average shares:
Basic	1.94	1.90
Diluted	1.87	1.83

Adjusted net income per American Depositary Share:
Basic	0.97	0.95
Diluted	0.94	0.92

Weighted average number of shares outstanding used in computing the adjusted net income per share
Basic	25,260,757	25,260,757
Diluted	26,236,702	26,236,702

In response to the Staff’s comment, the Company will revise the disclosure to utilize the net income attributable to ordinary shareholders for the calculation of the Non-GAAP earnings per share in  future Form 6-K submitted to the SEC.

*                                         *                                         *

If you have any additional questions or comments regarding the 2017 Form 20-F or Form 6-K, please contact the undersigned at (8610) 6588-0135 or the Company’s U.S. counsel, Z. Julie Gao of Skadden, Arps, Slate, Meagher & Flom LLP, at (852) 3740-4863, respectively. Thank you very much.

Very truly yours,

/s/ Shaojun Chen
Shaojun Chen
Chief Financial Officer
Secoo Holding Limited

cc:                                Richard Rixue Li, Chairman and Chief Executive Officer, Secoo Holding Limited
Shaojun Chen, Chief Financial Officer, Secoo Holding Limited

Z. Julie Gao, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Allen Lu, Partner, KPMG Huazhen LLP